Exhibit (h)(iii)

COHEN & STEERS ETF TRUST

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

June 30, 2025

COHEN & STEERS CAPITAL MANAGEMENT, INC.

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

Dear Sirs:

Cohen & Steers ETF Trust (“We”, “Us” or the “Trust”), on behalf of each series of the Trust listed on Schedule I (each, a “Fund”), herewith confirms its agreement (the “Agreement”) pursuant to which Cohen & Steers Capital Management, Inc. (“You”) will waive certain of its fees and/or reimburse each Fund for expenses incurred as follows:

1. Reference is made to the Investment Advisory Agreement, dated November 12, 2024, between the Trust and You (the “Investment Advisory Agreement”).

2. Pursuant to Paragraph 6 of the Investment Advisory Agreement, We have agreed to pay You a monthly fee at an annualized rate of each Fund’s average daily net assets (the “Investment Advisory Fee”) as indicated on Schedule A of the Investment Advisory Agreement.

3. Notwithstanding Paragraph 6 of the Investment Advisory Agreement, You agree that as of the date first set forth above through the period set forth on Schedule I (attached hereto) (the “Expense Cap Period”), You will waive a portion of the Investment Advisory Fee and/or reimburse each Fund so that each Fund’s total annual operating expenses (excluding payments made under a Fund’s distribution and service plan pursuant to Rule 12b-1 under the 1940 Act (if or when such fees are imposed), brokerage commissions and other expenses connected to the execution of portfolio transactions, interest expense, taxes, acquired fund fees and expenses, litigation expenses and, upon approval of the Fund’s Board of Trustees, extraordinary expenses) does not exceed the amounts indicated on Schedule I.

4. Additionally, notwithstanding Paragraph 6 of the Investment Advisory Agreement, You agree that as of the date first set forth above through the period set forth on Schedule I (the “Fee Waiver Period”), You will reduce, reimburse or otherwise bear the Investment Advisory Fee with respect to each Fund such that the effective base Investment Advisory Fee under the Investment Advisory Agreement shall be as set forth on Schedule I. This advisory fee waiver will be given effect prior to the application of the expense limitation described above.

5. Unless specified otherwise in a duly executed, written agreement between You and the Trust, after the end of the Expense Cap Period or Fee Waiver Period (as applicable) and thereafter, You shall be entitled to the Investment Advisory Fee as specified in Paragraph 6 and Schedule A of the Investment Advisory Agreement and shall have no obligation to waive any portion of the Investment Advisory Fee and/or reimburse any of a Fund’s expenses unless otherwise required by law or pursuant to a written duly executed agreement between the Trust and You.

6. This Agreement may only be amended or terminated prior to its expiration date by agreement between Us and You and will terminate automatically in the event of termination of the Investment Advisory Agreement.

7. This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Investment Company Act of 1940, as amended.

If the foregoing is in accordance with your understanding, will You kindly so indicate by signing and returning to Us the enclosed copy hereof.

Very truly yours,

COHEN & STEERS ETF TRUST

By:	/s/ Dana A. DeVivo
Name:	Dana A. DeVivo
Title:	Secretary and Chief Legal Officer

Agreed to and Accepted as of the date first set forth above.

COHEN & STEERS CAPITAL MANAGEMENT, INC.

By:	/s/ James Giallanza
Name:	James Giallanza
Title:	Executive Vice President

SCHEDULE I

Fund Name	Expense Cap	Expense Cap Period
Cohen & Steers Real Estate Active ETF	0.70%	Through June 30, 2027
Cohen & Steers Preferred and Income Opportunities Active ETF	0.59%	Through June 30, 2027
Cohen & Steers Natural Resources Active ETF	0.50%	Through June 30, 2027

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